UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022
Commission File No. 001-36085

CNH INDUSTRIAL N.V.
(Translation of registrant’s name into English)

25 St. James’s Street
London, SW1A 1HA
United Kingdom
Tel. No.: +44 1268 533000
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   ☒   Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of May 2022

The following exhibit is furnished herewith:

Exhibit 99.1    CNH Industrial N.V. Interim Report for the three months ended March 31, 2022 (prepared in accordance with EU-IFRS)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Roberto Russo
Name:	Roberto Russo
Title:	Chief Legal and Compliance Officer
May 9, 2022

Index of Exhibits

Exhibit Number	Description of Exhibit
Exhibit 99.1	CNH Industrial N.V. Interim Report for the three months ended March 31, 2022 (prepared in accordance with EU-IFRS)